

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 18, 2010

via U.S. mail and facsimile

Mr. Gary Reed, Chief Executive Officer
Alternative Energy Partners, Inc.
1365 N. Courtenay Parkway, Suite A
Merritt Island, FL 32953

> **RE: Alternative Energy Partners, Inc.**
> **Form 8-K Item 4.01**
> **Filed September 27, 2010**
> **File No. 333-154894**

Dear Mr. Reed:

We issued comments to you on the above captioned filing on September 29, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 2, 2010, addressing these outstanding comments.

If you do not respond to the outstanding comments by December 2, 2010 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jenn Do, Staff Accountant at (202) 551-3743 or myself at (202) 551-3769 if you have any questions.

Sincerely,

Rufus Decker
Accounting Branch Chief